CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 1 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment Number 1)

(Rule 13d-101)
Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed pursuant to
Rule 13d-2(a)

Crow Technologies 1977 Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.25 per share
(Title of Class of Securities)

M-26744-10-8
(CUSIP Number)

Zvi Fisher, Adv. Cohen Lahat & Co. 28 Bezalel Street, Ramat Gan 52521, Israel 972-3-611-0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sender Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Turks and Caicos Islands.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 397,352
	8	SHARED VOTING POWER 3,076,371 [see note at Item 5 below]
	9	SOLE DISPOSITIVE POWER 397,352
	10	SHARED DISPOSITIVE POWER 397,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 3,076,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 3 of 6 Pages

The Statement on Schedule 13D, dated December 29, 2003, which was filed on behalf of Sender Holdings Inc. with regards to his beneficial ownership of ordinary shares, NIS 0.25 par value each, of Crow Technologies 1977 Ltd., a corporation incorporated under the laws of the State of Israel, is hereby amended and restated to reflect the reporting person’s status as of the date hereof, as set forth below.

Item 1.	Security and Issuer.

(a)	Issuer: Crow Technologies 1977 Ltd. (“Crow”).

(b)	Shares: Ordinary Shares (the “Shares”), par value NIS 0.25 per share.

(c)	Address: 57 Hamelacha Street, Holon, Israel.

Item 2.	Identity and Background.

(a)	Shareholder: Sender Holdings Inc. (“Sender Holdings”)

(b)	Address: 215 Yaffo St., Jerusalem.

(c)	Occupation: NA

(d)	During the last five years, Sender Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Sender Holdings was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Turks and Caicos Islands

Item 3.	Source and Amount of Funds or Other Consideration.

Personal Funds.

Item 4.	Purpose of Transaction.

The transaction reported herein in Schedule I was consummated for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, there are 4,372,275 Shares outstanding. Sender Holdings owns directly 397,352 Shares which are 9.01% of the Outstanding Shares of Crow.

(b)	Sender Holdings is controlled by Mr. Abraham Silver, who holds himself, directly, additional 219,239 Shares of Crow.

(c)	Sender Holdings may be deemed the beneficial owner of additional 2,459,780 Shares by virtue of a shareholders agreement by and between Sender Holdings (and Mr. Silver) and two other shareholders of Crow (one shareholder, Mr. Shmuel Melman, holds directly 1,393,114, and the other shareholder, Adv. Asher Barak, as a Trustee for Mr. Jacob Eilenberg, holds directly 1,066,666 Shares, according to which they shall vote together with regards to appointment of directors to the Board of Directors of Crow.

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 4 of 6 Pages

(c)	According to subsections (b) and (c) above, Sender Holdings may be deemed the beneficial owner of a total of 3,076,371 Shares which are 70.4% of the Outstanding Shares of Crow.

(d)	Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares beneficially owned by Sender Holdings.

Note: The total of 2,459,780 Shares mentioned in subsection 5(c) above was calculated based on the holdings of the abovementioned two other shareholders of Crow (Mr. Melman and Adv. Asher Barak, as a Trustee for Mr. Jacob Eilenberg), which are known to Sender Holdings, and did not take into consideration any additional Shares which may be beneficially owned by such two shareholders of Crow, of which Sender Holdings has no knowledge.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

1)	The shareholders agreement mentioned in Item 5(c) above.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Sender Holdings and any person with respect to any securities of Crow, including but not limited to transfer or voting of any of the securities of Crow, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2004	Asher Barak, Adv., Sole Director ——————————————

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule I
SCHEDULE OF ACQUISITIONS

                Further to the statement on Schedule 13D, dated December 29, 2003, which was filed on behalf of Sender Holdings, Inc., in which Sender Holdings, Inc. reported its acquisition of 156,976 Shares from Crow’s then controlling shareholder, Silverboim Holdings Ltd. (“Silverboim”), Gmull Investment Ltd. (“Gmull”) sold (on March 24, 2004) 240,376 Shares to Sender Holdings, Inc. Prior to the transaction with Gmull, Sender Holdings, Inc. held 156,976 Shares. Together with the Shares purchased by Sender Holdings, Inc. pursuant to the transaction with Silverboim and the transaction with Gmull, Sender Holdings, Inc. owns directly 397,352 Shares.

        The shareholders agreement with SFKT that was assigned to Melman and Sender Holdings Inc. pursuant to the Silverboim transaction has terminated on December 28, 2003.